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Rider - Estate Enhancement Death Benefit


The Penn Mutual Life Insurance Company agrees, subject to the provisions of this supplemental agreement, to provide the Estate Enhancement Death Benefit. The Company also agrees to provide all of the other benefits which are stated in this agreement.

This agreement is a part of the Contract to which it is attached. It is subject to all of the provisions of the Contract unless stated otherwise in this agreement. This agreement enhances the Death Benefit Section in the Contract to which it is attached.

DEATH BEFORE THE ANNUITY DATE - Prior to the Annuity Date and upon receipt of due proof of the Annuitant's death and the necessary forms to make payment to a beneficiary, the Company will pay to the beneficiary the Estate Enhancement Death Benefit in addition to the death benefit due under the contract provisions.

ESTATE ENHANCEMENT DEATH BENEFIT - The Estate Enhancement Death Benefit will be calculated as a percentage of earnings subject to the specifications on Page 3. For the purposes of this agreement, earnings are defined as the Fixed Account Value plus the Variable Account Value less any purchase payments plus any withdrawals.

This benefit is payable on the death of the annuitant and is not transferable.

This benefit and charges are based on the issue age of the annuitant.

CHARGE - While this agreement is in force, an asset based charge will be assessed. The charge will be a percentage of the average variable and fixed account values. On an annual basis the percentage will not exceed the amount shown on Page 3 of the Contract. The charge will be deducted on the date specified on Page 3. It will also be deducted when the total account value is withdrawn if the withdrawal is not on the date specified on Page 3. The charge will be deducted on the date of payment of the Death Benefit and on the date of annuitization. If the charge is deducted on a date other than that specified on Page 3, only a fraction of the charge will be deducted. The fraction will be equal to the portion of the contract year that the Contract was inforce.

AVERAGE ACCOUNT VALUES - The average variable account value is equal to the variable account value at the beginning of the contract year plus the variable account value at the time the charge is assessed divided by two. At the time of the first deduction, the beginning of the contract year value will be equal to the initial purchase payment allocated to the variable account.

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The average fixed account value is equal to the fixed account value at the beginning of the contract year plus the fixed account value at the time the charge is assessed divided by two. At the time of the first deduction, the beginning of the contract year value will be equal to the initial purchase payment allocated to the fixed account.

TERMINATION OF AGREEMENT - This agreement will terminate upon:

(a) the Termination Date for this agreement shown on Page 3 of the Contract;
(b) surrender of the Contract;
(c) annuitization; or
(d) receipt by the Company of a written request by the Contract Owner to discontinue it.

EFFECTIVE DATE - The effective date of this agreement is the same as the Date of Issue of the Contract.

The Penn Mutual Life Insurance Company


/s/ Robert E. Chappell
--------------------------------------
Chairman and
Chief Executive Officer